SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 2, 2016

List of materials

Documents attached hereto:

i) Press release Announcement Sony Europe Ltd. acquires eSATURNUS NV, one of the world’s foremost Operating Room Video over IP solution providers

Sony Europe Ltd. acquires eSATURNUS NV, one of the world’s foremost Operating Room Video over IP solution providers

Basingstoke, Aug. 2nd 2016 - Sony Europe Ltd. (“Sony”) announced today that it has completed the acquisition of eSATURNUS NV (“eSATURNUS”), a Belgium-based company that provides leading clinical Video over IP solutions in the medical field. Sony expects this acquisition to help further materialize Sony’s vision and strategy of providing new services and end-to-end clinical image workflow solutions for hospitals. eSATURNUS's deep know-how of hospital operating room workflows, as well as IP-based video integration software, enables processing, control and distribution of multiple image sources combined with medical information. Coupled with Sony’s leading imaging and AV/IT technologies in this field, the combined company expects to further develop a wide variety of smart clinical Video over IP solutions for inside and outside operating rooms.
Sony’s acquisition of eSATURNUS includes all of eSATURNUS’s assets, covering intellectual property rights, as well as its technologies and software solution capabilities. Sony intends to expand the business first in Europe, with further international deployment to follow in the future.
No material impact is anticipated on Sony Corporation’s consolidated financial results for the fiscal year ending March 31, 2017 as a result of this acquisition.
Adam Fry, Vice President, Sony Professional, Sony Europe, commented, “Over the past few years, we’ve seen the requirements within hospitals significantly change. There is a constant need to maximize the investment hospitals make in clinical equipment but with the advent of new technology and workflow solutions, it has never been more important to them to be able to invest in ‘future proofed’ installations, with a holistic and long-range view.  This means hospitals are looking for end-to-end and state-of-the-art workflows that perform efficiently but that can also evolve over time. Together with eSATURNUS, Sony will aim to further develop smart, scalable and leading-edge clinical Video over IP workflow solutions in digitally-integrated operating room systems.”
Thomas Koninckx, CEO & Co-Founder, eSATURNUS NV, added, “The integration of eSATURNUS within Sony will make us part of an incredible organization, and provide access to Sony’s leading technology platform. The aligned vision of eSATURNUS and Sony means that existing and prospective customers can expect even faster technological evolution in the future, and excellent global service. We are pleased to be able to deliver new smart solutions in digitally integrated operating rooms. The motto ‘Better Healthcare through Smart Innovation’ will be more alive than ever, and we plan to keep delivering solutions for better and safer clinical care. We believe the best is yet to come….”
Toru Katsumoto, President of the Medical Business Unit, Business Executive of Sony Corporation commented: “The acquisition of eSATURNUS is an important milestone toward the mid-range growth of Sony Corporation, where the medical business is positioned as one of Sony’s core growth drivers. Sony and eSATURNUS plan to harness their respective strengths in hardware and software to develop and deliver state-of-the-art medical solutions and services to customers. Sony aims to become a major contributor to the future of medical industry.”

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